EXHIBIT 12.1

Great Ajax Corp.

Statement of Computation of Ratio of Earnings to Fixed Charges

	Nine months ended September 30, 2015	Period from date of inception (January 30, 2014) to December 31, 2014

Pre-tax net income	$17,424	$3,752

Less:
Equity earnings of subsidiaries	(409)	(50)

Add:
Fixed charges	7,192	771
Distributed earnings of subsidiaries	115	—
Total earnings	$24,322	$4,473

Divided by:
Interest expense	(7,192)	(771)
Total fixed charges	$(7,192)	$(771)

Ratio of earnings to fixed charges	3.38	5.80